UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of February, 2012

Commission File Number: 001-14946

                      CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                           Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Contents

On February 7, 2012, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that on February 6, 2012, both the London Stock Exchange plc and the Irish Stock Exchange Limited published an announcement made by Readymix plc, an indirect subsidiary of CEMEX located in the Republic of Ireland, as summarized below.

On January 19, 2012, the directors of Readymix plc announced that they were approached by Readymix Investments, another indirect subsidiary of CEMEX, regarding the preliminary terms of a possible offer by Readymix Investments for all the shares in Readymix plc that are not already indirectly owned by CEMEX.  The directors of Readymix plc indicated that Readymix Investments was prepared to offer €0.22 per share per share in cash and that discussions with Readymix Investments had commenced.

In accordance with the requirements of the Irish Takeover Panel Act, 1997, Takeover Rules, 2007, and to ensure the independence of the assessment of any possible offers for Readymix plc, an independent committee (the “Committee”) was established by the directors of Readymix plc to consider the proposal from Readymix Investments and to determine Readymix plc’s response.  After discussions with the Committee, Readymix Investments agreed to increase its possible offer from €0.22 per share to €0.25 per share, representing an increase of 13.6%.  However, the proposal by Readymix Investments remains subject to certain pre-conditions. In particular, Readymix Investments will be seeking the support of certain major shareholders of Readymix plc, and if this pre-condition is not met, Readymix Investments has indicated to the Committee that the proposal will be withdrawn.

The Committee has determined that, based on existing circumstances, the terms of the increased proposal are fair and reasonable. Accordingly, the Committee has informed Readymix Investments that, if Readymix Investments commits to a firm offer based on the increased proposal, the Committee would recommend to Readymix plc’s shareholders to accept such offer.

The February 6, 2012 announcements are not a firm intention by Readymix Investments to make an offer.  As such, Readymix plc’s shareholders are advised that there is no certainty that a formal offer will be made by Readymix Investments, even if the pre-conditions described above are satisfied or waived.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	February 7, 2012	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller